Exhibit 99.1

NOTICE TO SHAREHOLDERS

For the Three Months Ended March 31, 2018

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 1

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		Audited
(Expressed in US Dollars)	March 31,	December 31,
	2018	2017

Assets
Current
Cash	$13,192,551	$4,974,478
Accounts receivable (Note 4)	519,750	493,925
Prepaids and other current assets (Note 5)	2,647,127	1,957,727
Inventory (Note 6)	435,529	524,582
	16,794,957	7,950,712
Property and equipment (Note 7)	8,787,202	8,278,170
Patents and licenses (Note 8)	443,802	456,250
Intangible assets (Note 9)	830,330	839,637
Goodwill (Note 2)	7,681,003	7,681,003
	$34,537,294	$25,205,772

Liabilities

Current
Accounts payable and accrued liabilities (Note 10)	$1,762,510	$810,593
	1,762,510	810,593

Deferred tax liability	1,223,882	1,298,367
Deferred rent	18,886	24,031
	3,005,278	2,132,991

Shareholders' Equity

Share capital (Note 11(b))	111,955,907	103,616,221
Warrants and compensation options (Note 12)	8,303,825	5,985,378
Contributed surplus (Note 13)	32,817,904	32,102,967
Accumulated other comprehensive loss	(1,497,660)	(1,758,632)
Deficit	(120,047,960)	(116,873,153)
	31,532,016	23,072,781
	$34,537,294	$25,205,772

Commitments and contingencies (Note 15)

On behalf of the Board of Directors

/s/ Chris Tsiofas	/s/ Suresh Venkatesan
Director	Director

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 2

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

	Three Months Ended
	March 31,
	2018	2017

Revenue	$673,229	$712,550

Cost of sales (1)	268,178	288,191
Gross margin	405,051	424,359

Operating expenses
Selling, marketing and administration (Note 20)(1)	2,665,536	2,796,394
Research and development (Note 20)	1,749,916	1,238,420
Other income, including interest	(761,109)	(19,807)
Operating expenses	3,654,343	4,015,007
Net loss before income tax recovery	(3,249,292)	(3,590,648)
Income tax recovery	(74,485)	(74,485)
Net loss	(3,174,807)	(3,516,163)

Deficit, beginning of period	(116,873,153)	(104,075,356)
Net loss	(3,174,807)	(3,516,163)
Deficit, end of period	$(120,047,960)	$(107,591,519)
Basic and diluted net loss per share (Note 14)	$(0.01)	$(0.01)

(1) Certain prior period figures have been reclassified to conform with the current period's presentation.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

	Three Months Ended
	March 31,
	2018	2017

Net loss	$(3,174,807)	$(3,516,163)

Other comprehensive income - net of income taxes
Exchange differences on translating foreign operations	260,972	119,098
Comprehensive loss	$(2,913,835)	$(3,397,065)

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 3

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in US Dollars)

For the Three Months Ended March 31,	2018	2017
Share Capital
Beginning balance	$103,616,221	$103,357,862
Funds from the exercise of warrants	1,028,269	-
Fair value assigned to warrants exercised	447,183	-
Funds from the exercise of stock options	82,275	-
Fair value assigned to stock options exercised	77,185	-
Funds from common shares issued on public offering	10,663,548	-
Share issue costs	(1,193,144)	-
Fair value of compensation options issued to brokers	(479,204)	-
Fair value of warrants issued on public offering	(2,286,426)	-
March 31,	111,955,907	103,357,862
Warrants
Beginning balance	5,985,378	5,985,378
Fair value of warrants issued on public offering	2,286,426	-
Fair value of compensation options issued to brokers	479,204	-
Fair value assigned to warrants exercised	(447,183)	-
March 31,	8,303,825	5,985,378
Contributed Surplus
Beginning balance	32,102,967	29,062,874
Stock-based compensation	792,122	894,813
Fair value of stock options exercised	(77,185)	-
March 31,	32,817,904	29,957,687
Accumulated Other Comprehensive Loss
Beginning balance	(1,758,632)	(2,088,117)
Other comprehensive income attributable to common shareholders - translation adjustment	260,972	119,098
March 31,	(1,497,660)	(1,969,019)
Deficit
Beginning balance	(116,873,153)	(104,075,356)
Net loss	(3,174,807)	(3,516,163)
March 31,	(120,047,960)	(107,591,519)
Total shareholders' equity	$31,532,016	$29,740,389

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 4

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Three Months Ended March 31,	2018	2017

CASH (USED IN) PROVIDED BY:

OPERATING ACTIVITIES

Net loss	$(3,174,807)	$(3,516,163)
Adjustments for:
Depreciation of property and equipment (Note 7)	572,760	518,535
Amortization of patents and licenses (Note 8)	13,948	12,551
Amortization of intangibles (Note 9)	9,307	9,307
Deferred rent	(5,630)	-
Stock-based compensation (Note 13)	792,122	894,813
Income tax recovery	(74,485)	(74,485)
	(1,866,785)	(2,155,442)
Net change in non-cash working capital accounts:
Accounts receivable and unbilled revenue	(15,750)	(112,482)
Prepaid and other current assets	(914,436)	38,920
Inventory	99,035	99,555
Accounts payable and accrued liabilities	1,216,585	(1,100,774)
Cash flows from operating activities	(1,481,351)	(3,230,223)
INVESTING ACTIVITIES

Purchase of property and equipment (Note 7)	(1,034,693)	(124,343)
Purchase of patents and licenses (Note 8)	(1,500)	(5,188)
Cash flows from investing activities	(1,036,193)	(129,531)
FINANCING ACTIVITIES

Issue of common shares for cash from the exercise of
warrants, stock options and public offering, net of issue costs	10,580,948	-
Cash flows from financing activities	10,580,948	-
EFFECT OF EXCHANGE RATE CHANGES ON CASH	154,669	65,655
NET CHANGE IN CASH	8,218,073	(3,294,099)
CASH, beginning of period	4,974,478	14,376,282
CASH, end of period	$13,192,551	$11,082,183

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 5

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the "Company") are developers and manufacturers of optical source products and photonic integrated devices for the sensing, datacom and telecom markets. The Company's head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These consolidated financial statements of the Company were approved by the Board of Directors of the Company on May 25, 2018.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

These condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2017.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These condensed unaudited consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. ("ODIS"), Opel Solar Inc., BB Photonics Inc., BB Photonics UK Limited (collectively "BB Photonics") and DenseLight Semiconductors Pte. Ltd ("DenseLight"). All intercompany balances and transactions have been eliminated on consolidation.

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration.

Subsequent changes in contingent consideration are accounted for through the condensed consolidated statements of operations and deficit and condensed consolidated statements of comprehensive loss in accordance with the applicable standards.

Goodwill arising on acquisition is initially measured at cost, being the difference between the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree and the net recognized amount (generally fair value) of the identifiable assets and liabilities assumed at the acquisition date. If the net of the amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Acquisition-related costs, other than those that are associated with the issue of debt or equity securities that the Company incurs in connection with a business combination, are expensed as incurred.

Foreign currency translation

These condensed unaudited consolidated financial statements are presented in U.S. dollars ("USD"), which is the Company's presentation currency.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Items included in the financial statements of each of the Company's subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

Financial Instruments

Financial instruments are required to be classified as one of the following: held-to-maturity; loans and receivables, fair value through profit or loss; available-for-sale or other financial liabilities.

The Company's financial instruments include cash, short-term investments, accounts receivable, accounts payable and accrued liabilities. The Company designated its cash and short-term investments as fair value through profit or loss and its accounts payable and accrued liabilities as other financial liabilities.

Fair value through profit or loss financial assets are measured at fair value with gains and losses recognized in operations. Financial assets, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive loss.

Fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair value of a financial instrument that is quoted in active markets is based on the bid price for a financial asset held and the offer price for a financial liability. When an independent price is not available, fair value is determined by using a valuation methodology that refers to observable market data. Such a valuation technique includes comparisons with a similar financial instrument where an observable market price exists, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. If no reliable estimate can be made, the Company measures the financial instrument at cost less impairment as a last resort.

Accounts receivable

Accounts receivable are amounts due from customers from the sale of products or services in the ordinary course of business. Accounts receivable are classified as current (on the consolidated statements of financial position) if payment is due within one year of the reporting period date, and are initially recognized at fair value and subsequently measured at amortized cost.

The provision policy for doubtful accounts of the Company is based on the ageing analysis and management's ongoing evaluation of the recoverability of the outstanding receivables. A considerable amount of judgement is required in assessing the ultimate realization of these receivables, including the assessment of the creditworthiness and the past collection history of each customer. If the financial conditions of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. As at the balance sheet date, no provision was required for accounts receivable.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory

Inventory consists of raw material inventory, work in process, and finished goods and are recorded at the lower of cost and net realizable value. Cost is determined on a first in first out basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventory to its present condition.

An assessment is made of the net realizable value of inventory at each reporting period. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale. When circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of any write down previously recorded is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. Raw materials are not written down unless the goods in which they are incorporated are expected to be sold for less than cost, in which case, they are written down by reference to replacement cost of the raw materials, as this is the best indicator of net realizable value.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years or life of the lease, whichever is less
Office equipment	Straight Line, 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit ("CGU") to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill

Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable assets acquired net of liabilities assumed. Goodwill is measured at cost less accumulated impairment losses and is not amortized. Goodwill is tested for impairment on an annual basis or whenever facts or circumstances indicate that the carrying amount may exceed its recoverable amount.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred income tax assets to the amount expected to be realized.

Recently Enacted U.S. Federal Tax Legislation

Introduced initially as the Tax Cuts and Jobs Act, the Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018 (the “Act”) was enacted on December 22, 2017. The Act applies to corporations generally beginning with taxable years starting after December 31, 2017 and reduces the corporate tax rate from a graduated set of rates with a maximum 35% tax rate to a flat 21% tax rate. Additionally, the Act introduces other changes that impact corporations, including a net operating loss (“NOL”) deduction annual limitation, an interest expense deduction annual limitation, elimination of the alternative minimum tax, and immediate expensing of the full cost of qualified property. The Act also introduces an international tax reform that moves the U.S. toward a territorial system, in which income earned in other countries will generally not be subject to U.S. taxation. However, the accumulated foreign earnings of certain foreign corporations will be subject to a one-time transition tax, which can be elected to be paid over an eight-year tax transition period, using specified percentages, or in one lump sum. NOL and foreign tax credit (“FTC”) carryforwards can be used to offset the transition tax liability. The Company does not expect that this change will have an impact on the Company as it has not earned taxable income in the past and it has significant NOL carryforwards.

Revenue recognition

Sale of goods

Revenue from the sale of goods is recognized when control of the goods are transferred to the buyer, there is persuasive evidence of an arrangement, collection is probable and fees are fixed and determinable.

Service revenue

Revenue from services that are one year or less is recognized when the services are completed. Revenue from services of a long-term nature is recognized by reference to the stage of completion of the transaction at the end of the reporting period determined by services performed to date as a percentage of total services and the amount of revenue, stage of completion, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

Interest income

Interest income on cash classified as fair value through profit or loss is recognized as earned.

Other income

Government Grants

Grants received exclusively from governmental agencies such as the Productivity and Innovation Credit Scheme Singapore ("PIC Grant"), relating to research and development or expenditure on technology, are recognized as other income.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PIC Grants are offered as a percentage of qualifying expenditures. PIC Grants are paid out in cash. Other income earned on government grants in 2018 was nil (2017 - nil).

Research and Development Credits

The Company is eligible to receive cash credits for certain qualifying research and development expenses based on actual spending over a three year period, with an expectation that the credits will not exceed a certain dollar value over the three year period. The Company has a recoverable amount of $2,045,561 relating to these research and development credits (2017 - $1,695,383) and is classified as prepaid and other current assets.

Intangible assets

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. IAS 38 requires all research costs be charged to expense while development costs are capitalised only after technical and commercial feasibility of the asset for sale or use have been established. This means that the entity must intend and be able to complete the intangible asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefits. Development costs are tested for impairment whenever events or changes indicate that its carrying amount may not be recoverable.

In-Process Research and Development

Under IFRS, in-process research and development ("IPR&D") acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). The Company acquired $714,000 of IPR&D when it acquired BB Photonics Inc.

Customer relationships

Intangible assets include customer relationships. Customer relationships is an externally acquired intangible asset and is measured at cost less accumulated amortization and any accumulated impairment losses. Customer relationships are amortized on a straight-line basis over their estimated useful lives and is tested for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Customer relationships of $186,131 was acquired when the the Company acquired DenseLight. The useful life of customer relationships was determined to be 5 years.

Stock-based compensation

Stock options and warrants awarded to non-employees are accounted for using the fair value of the instrument awarded or service provided whichever is considered more reliable. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.	RECENT ACCOUNTING PRONOUNCEMENTS

Recently adopted accounting policy

Effective January 1, 2018, the Company adopted IFRS 15 “Revenue from Contracts with Customers” using the modified retrospective approach. The adoption of this new policy did not have an impact on prior period reporting and no changes resulted from the adoption of this new standard. The core principle is that revenue is recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Where applicable, the adoption of the standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple-element arrangements. There were no quantitative impacts from the adoption of IFRS 15.

The following is a summary of recent accounting pronouncements that may affect the Company:

IFRS 16, Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). This will replace IAS 17, Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets is reported separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers. The Company is in the process of assessing the impact of this standard on its consolidated financial statements.

4.	ACCOUNTS RECEIVABLE

The carrying amounts of accounts receivable approximate their fair value and are originally denominated in the following currencies before conversion to US dollars below:

		March 31,	December 31,
		2018	2017

Product sales	United States dollars	$519,750	$493,925
		$519,750	$493,925

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The trade receivables that are neither past due nor impaired relates to customers that the company has assessed to be creditworthy based on the credit evaluation process performed by management which considers both customers' overall credit profile and its payment history with the Company.

5.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets:

	March 31,	December 31,
	2018	2017
Sales tax recoverable and other current assets	$243,396	$119,482
Research and development credit	2,045,561	1,287,539
Security deposits on leased properties	228,170	228,170
Equipment and materials deposit	130,000	322,536
	$2,647,127	$1,957,727

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.	INVENTORY

	March 31,	December 31,
	2018	2017
Raw materials	$123,118	$112,768
Finished goods	205,889	260,105
Work in process	106,522	151,709
	$435,529	$524,582

7.	PROPERTY AND EQUIPMENT

	Equipment not	Leasehold	Machinery and	Office
	in service	improvements	equipment	equipment	Total
Cost
Balance, January 1, 2017	$602,830	$667,342	$9,734,885	$314,817	$11,319,874
Additions	806,182	-	113,433	50,182	969,797
Reclassification	(874,371)	-	874,371	-	-
Effect of changes in foreign
exchange rates	46,433	-	72,779	8,914	128,126
Balance, December 31, 2017	581,074	667,342	10,795,468	373,913	12,417,797
Additions	1,034,693	-	-	-	1,034,693
Reclassification	(21,967)	-	21,967	-	-
Effect of changes in foreign
exchange rates	11,279	-	33,945	1,875	47,099
Balance,March 31, 2018	1,605,079	667,342	10,851,380	375,788	13,499,589

Accumulated Depreciation
Balance, January 1, 2017	-	83,189	1,808,308	64,167	1,955,664
Depreciation for the year	-	133,499	1,857,474	192,990	2,183,963
Balance, December 31, 2017	-	216,688	3,665,782	257,157	4,139,627
Depreciation for the period	-	33,456	517,667	21,637	572,760
Balance, March 31, 2018	-	250,144	4,183,449	278,794	4,712,387

Carrying Amounts
At December 31, 2017	$581,074	$450,654	$7,129,686	$116,756	$8,278,170
At March 31, 2018	$1,605,079	$417,198	$6,667,931	$96,994	$8,787,202

8.	PATENTS AND LICENSES

Cost
Balance, January 1, 2017	$609,887
Additions	60,543
Balance, December 31, 2017	670,430
Additions	1,500
Balance, March 31, 2018	671,930

Accumulated Depreciation
Balance, January 1, 2017	160,211
Amortization for the year	53,969
Balance, December 31, 2017	214,180
Amortization for the period	13,948
Balance, March 31, 2018	228,128

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	PATENTS AND LICENSES (Continued)

Carrying Amounts

At December 31, 2017	$456,250
At March 31, 2018	$443,802

9.	INTANGIBLE ASSETS

		Customer
	Technology	Relationships	Total
Cost
Balance, December 31, 2017 and March 31, 2018	$714,000	$186,131	$900,131

Accumulated Depreciation
Balance, January 1, 2017	-	23,266	23,266
Depreciation for the year	-	37,228	37,228
Balance, December 31, 2017	-	60,494	60,494
Depreciation for the period	-	9,307	9,307
Balance, March 31, 2018	-	69,801	69,801

Carrying Amounts
At December 31, 2017	$714,000	$125,637	$839,637
At March 31, 2018	$714,000	$116,330	$830,330

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2018	2017

Trade payable	$1,268,821	$504,229
Payroll related liabilities	160,710	112,913
Accrued liabilities	332,979	193,451
	$1,762,510	$810,593

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL

(a)	AUTHORIZED

Unlimited number of common shares
One special voting share

(b)	COMMON SHARES ISSUED

	Number of
	Shares	Amount
Balance, January 1, 2017	259,333,853	103,357,862
Shares issued on the exercise of stock options	685,000	123,528
Fair value of stock options exercised	-	134,831
December 31, 2017	260,018,853	103,616,221
Shares issued on public offering	25,090,700	10,663,548
Cost of shares issued on public offering	-	(1,193,144)
Fair value of warrants issued	-	(2,286,426)
Fair value of compensation options issued to brokers	-	(479,204)
Fair value assigned to stock options exercised	347,250	82,275
Fair value of stock options exercised	-	77,185
Shares issued on the exercise of warrants	2,600,000	1,028,269
Fair value of warrants exercised	-	447,183
Balance, March 31, 2018	288,056,803	$111,955,907

On March 21, 2018, the Company completed a brokered "bought deal" public offering of 25,090,700 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $10,663,548 (CAD$13,799,885). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.58 (CAD$0.75) per share until March 21, 2020. The broker was paid a cash commission of $639,813 (6%) of the gross proceeds and received 1,505,442 compensation options. Each compensation option is exercisable into one compensation unit of the Company at a price of $0.425 (CAD$0.55) per compensation unit until March 21, 2020 with each compensation unit comprising one common share and one-half compensation share purchase warrant. Each whole compensation share purchase warrant entitles the broker to purchase one common share of the Company at a price of $0.425 (CAD$0.55) per share until March 21, 2020. The Company paid or accrued an additional $553,331 in other costs related to this financing.

Certain management participated in the “bought-deal” public offering, by acquiring 281,000 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $119,425 (CAD$154,550).

The fair value of the share purchase warrants and compensation options was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 1.86%, volatility of 94.77%, and estimated life of 2 years. The estimated fair values assigned to the warrants and compensation options were $2,286,426 and $479,204 respectively.

12.	WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants and compensation options:

	Average Exercise	Number of	Historical
	Price	Warrants	Fair value
Balance, January 1, 2017 and December 31, 2017	0.39	34,800,000	5,985,378
Fair value of warrants issued on public offering	0.57	12,545,350	2,286,426
Fair value assigned to warrants exercised	0.39	(2,600,000)	(447,183)
Fair value of compensation options issued to brokers	0.42	1,505,442	479,204
Balance, March 31, 2018	$0.42	46,250,792	$8,303,825

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On July 7, 2016, shareholders of the Company approved amendments to the Company's fixed 20% stock option plan (as amended, referred to as the "2016 Plan"). Under the 2016 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2016 Plan provides that the number of common shares issuable pursuant to options granted under the 2016 Plan and pursuant to other previously granted options is limited to 44,352,885 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2016 Plan which grants discretion to the Board of Directors.

Stock option transactions and the number of stock options outstanding were as follows:

		Weighted average
	Number of	Exercise
	Options	Price
Balance, January 1, 2017	23,805,500	$0.96
Expired/cancelled	(5,455,209)	0.73
Exercised	(685,000)	0.19
Granted	15,425,000	0.24
Balance, December 31, 2017	33,090,291	0.68
Exercised	(347,250)	0.26
Granted	7,763,480	0.39
Balance, March 31, 2018	40,506,521	$0.63

During the period ended March 31, 2018, the Company granted 7,763,480 (Q1 2017 - 4,125,000) stock options to officers, employees and consultants of the Company to purchase common shares at an average price of $0.39 (Q1 2017 - $0.28) per share.

During the period ended March 31, 2018, the Company recorded stock-based compensation of $792,122 (Q1 2017 - $894,813) relating to stock options that vested during the period.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

	2018	Q1 2017
Weighted average exercise price	$0.39	$0.28
Weighted average risk-free interest rate	2.10%	1.73%
Weighted average dividend yield	0%	0%
Weighted average volatility	103.83%	103.48%
Weighted average estimated life	10 years	10 years
Weighted average share price	$0.39	$0.28

Share price on the various grant dates were:

First grant	$0.18	$0.32
Second grant	0.23	0.27
Third grant	0.40	0.25
Fourth grant	-	0.28

The underlying expected volatility was determined by reference to the Company's historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at March 31, 2018 are as follows:

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price
$0.11 - $0.25	693,750	$0.19	7.89	225,000	$0.23
$0.28 - $0.31	10,208,750	$0.22	9.30	1,781,250	$0.22
$0.34 - $0.37	1,337,500	$0.28	9.15	137,500	$0.33
$0.38 - $0.86	15,039,730	$0.42	8.66	3,160,000	$0.46
$0.87 - $1.64	13,226,791	$1.24	2.08	9,905,558	$1.28
	40,506,521	$0.63	6.68	15,209,308	$0.96

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount
Balance, January 1, 2017	$29,062,874
Stock-based compensation	3,174,924
Fair value of stock options exercised	(134,831)
Balance, December 31, 2017	32,102,967
Stock-based compensation	792,122
Fair value of stock options exercised	(77,185)
Balance, March 31, 2018	$32,817,904

14.	LOSS PER SHARE

	Three Months Ended
	March 31,
	2018	2017
Numerator
Net loss	$(3,174,807)	$(3,516,163)
Denominator
Weighted average number of
common shares outstanding	263,807,060	259,333,853
Weighted average number of common
shares outstanding - diluted	263,807,060	259,333,853
Basic and diluted loss per share	$(0.01)	$(0.01)

The effect of common share purchase options, warrants and compensation options on the net loss in 2018 and 2017 is not reflected as they are anti-dilutive.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on three facilities; head office located in Toronto, Canada, design and testing operations located in San Jose, California and operating facilities located in Singapore. The Company's design and testing operations terminated a lease on January 31, 2017 and initiated a new lease an February 1, 2017 which expires on January 31, 2020. The lease on the Company's operating facilities expires on February 15, 2019. As at December 31, 2017, the Company's head office was on a month to month lease term.

Rent expense under these leases was $128,174 for the three months ended March 31, 2018 (Q1 2017 - $106,353).

Remaining minimum annual rental payments to the lease expiration date is as follows:

April 1, 2018 to March 31, 2019	$372,790
April 1, 2019 through 2020	45,840
$418,630

16.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended
	March 31,
	2018	2017

Salaries	$262,083	$268,633
Share-based payments (1)	472,069	723,453
Total	$734,152	$992,086

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various periods as calculated using the Black-Scholes model.

The Company paid or accrued $29,666 in fees for the three months ended March 31, 2018 (Q1 2017 - $28,313) to a law firm, of which a director is counsel, for legal services rendered to the Company.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semi-conductor products and services for commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company's operations is below:

ODIS

ODIS is the developer of the POET platform semiconductor process IP for fabrication of integrated circuit devices containing both electronic and optical elements on a single die ("monolithic integration") and in a single package ("hybrid integration").

BB Photonics

BB Photonics develops photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enables the low-cost integration of active and passive devices into photonic integrated circuits.

DenseLight

DenseLight designs, manufactures, and delivers photonic optical light source products and packaging solutions to the communications, medical, instrumentation, industrial, and security industries. DenseLight processes III-V based optoelectronic devices and photonic integrated circuits through its in-house wafer fabrication and assembly & test facilities.

On a consolidated basis, the Company operates geographically in Singapore, the United States and Canada. Geographical information is as follows:

	2018
As of March 31,	Singapore	US	Canada	Consolidated
Current assets	$3,547,111	$2,786,259	$10,461,587	$16,794,957
Property and equipment	8,372,371	414,831	-	8,787,202
Patents and licenses	18,196	425,606	-	443,802
Goodwill and intangibles assets	6,746,874	1,764,459	-	8,511,333
Total Assets	$18,684,552	$5,391,155	$10,461,587	$34,537,294

Three Months Ended March 31,	Singapore	US	Canada	Consolidated
Sales	$(673,229)	$-	$-	$(673,229)
Cost of sales	268,178	-	-	268,178
Selling, marketing and
administration	1,216,639	1,219,160	229,737	2,665,536
Research and development	1,139,466	505,820	104,630	1,749,916
Other income including
Investment income	(761,109)	-	-	(761,109)
Net loss from operations	$1,189,945	$1,724,980	$334,367	$3,249,292

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (Continued)

	2017
As of December 31,	Singapore	US	Canada	Consolidated
Current assets	$3,190,298	$4,621,318	$139,096	$7,950,712
Property and equipment	8,018,900	259,270	-	8,278,170
Patents and licenses	18,816	437,434	-	456,250
Goodwill and intangible assets	6,756,181	1,764,459	-	8,520,640
Total Assets	$17,984,195	$7,082,481	$139,096	$25,205,772

For the three months ended March 31,	Singapore	US	Canada	Consolidated
Sales	$(712,550)	$-	$-	$(712,550)
Cost of sales	288,191	-	-	288,191
General and administration	1,068,442	1,514,784	213,168	2,796,394
Research and development	579,558	608,052	50,810	1,238,420
Other income	(11,742)	-	(8,065)	(19,807)
Net loss from operations	$1,211,899	$2,122,836	$255,913	$3,590,648

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that the fair value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

	March 31,	December 31,
	2018	2017

Fair value through profit or loss, measured at fair value:
Cash	$13,192,551	$4,974,478
Loans and receivable, measured at amortized cost:
Accounts receivable	519,750	493,925
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	(1,762,510)	(810,593)

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - valuation techniques based on inputs for the asset or liability that are not based on observable market data.

Cash was determined using level 1 inputs. Short-term investments were determined using level 2 inputs.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Credit Risk

The Company is exposed to credit risk associated with its accounts receivable. The Company has accounts receivable from both governmental and non-governmental agencies. Credit risk is minimized substantially by ensuring the credit worthiness of the entities with which it carries on business. Credit terms are provided on a case by case basis. The Company has not experienced any significant instances of non-payment from its customers.

The Company's accounts receivable ageing was as follows:

	March 31,	December 31,
	2018	2017

Current	$405,995	$330,731
31 - 60 days	42,490	56,094
61 - 90 days	-	-
> 90 days	71,265	107,100
	$519,750	$493,925

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian and Singapore dollar. A 10% change in the Canadian and Singapore dollar would increase or decrease other comprehensive loss by $1,396,721.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company's existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these unaudited condensed consolidated financial statements.

19.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders' equity (excluding accumulated other comprehensive loss and deficit), cash and short-term investments. The components of capital on March 31, 2018 were:

Cash	$13,192,551
Shareholders' equity	$153,077,636

The Company's objective in managing capital is to ensure that financial flexibility is present, a) to increase shareholder value through growth; b) to respond to changes in economic and/or market conditions; c) to maintain a strong capital base so as to retain investor, creditor and market confidence; d) to sustain future development of the business; and e) to safeguard the Company's ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments.

The Company reviews its capital management approach on an ongoing basis.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.	EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended
	March 31,
	2018	2017
Subcontract fees	$433,751	$405,290
Wages and benefits	880,465	554,779
Supplies	323,993	186,934
Stock-based compensation	111,707	91,417
	$1,749,916	$1,238,420

Selling, marketing and administration costs can be analysed as follows:

Wages and benefits	$621,774	$645,880
Stock-based compensation	680,415	803,396
Depreciation and amortization	596,015	540,393
General expenses	276,651	308,850
Professional fees	197,766	155,742
Rent and facility costs(1)	242,730	238,202
Management and consulting fees	50,185	103,931
	$2,665,536	$2,796,394

(1) Certain prior period figures have been reclassified to conform with the current period's presentation.